March 14, 2019

Xiaohao Tan
President
Ezagoo Ltd
Yijiaren Business Hotel No. 168
Tong Zipo Xi Lu
Yuelu District Changsha
Hunan 410205
China

       Re: Ezagoo Ltd
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 5, 2018
           File No. 333-228681

Dear Mr. Tan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed March 5, 2019

Financial Statements, page F-1

1. Please note the financial statement updating requirements of Article 8-08 of Regulation S-
       X and provide an updated consent from your independent accountant within the amended filing.
 Xiaohao Tan
Ezagoo Ltd
March 14, 2019
Page 2


Form S-1/A filed March 5, 2019

Prospectus Summary, page 2

2. We note your response to prior comment 1; however, your prospectus summary does not present a description of your current and future business plans. In addition, you later disclose that your company's business plan is "to provide advertising through telecommunications," but your business appears limited to providing video advertising on buses. It is not clear how your business involves telecommunications. Please clarify.
Description of Business, page 18

3. We note your response to prior comment 5. Please file English versions of your material contractual agreements with HEZL underlying your VIE structure, and highlight the material details of those agreements. Also, provide a risk factor discussing ithe attendant risks to operating your business through a VIE structure.
        You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                            Sincerely,
FirstName LastNameXiaohao Tan
                                                            Division of
Corporation Finance
Comapany NameEzagoo Ltd
                                                            Office of
Telecommunications
March 14, 2019 Page 2
cc:       Jeffrey DeNunzio
FirstName LastName